File No. 812-________

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

In the Matter of the Application of: Salient MF Trust and Salient Advisors, L.P.

November 18, 2011

Application for an Order of Exemption Pursuant to Section 6(c) of the Investment Company Act of the 1940 (the “1940 Act”) from:
(1) Certain Provisions of Section 15(a) of the 1940 Act and Rule 18f-2 Thereunder, and (2) Certain Disclosure Requirements Under Various Rules and Forms.

Please direct all communications concerning this Application and orders to:
John A. Blaisdell Salient Advisors, L.P. 4265 San Felipe Road, Suite 800 Houston, TX 77027	George J. Zornada K&L Gates LLP One Lincoln Street Boston, Massachusetts 02111 (617) 261-3231 (phone) (617) 261-3175 (fax)

This Application (including exhibits) consists of 22 pages.

I.	THE PROPOSAL

Salient MF Trust (the “Trust”), which will register as an open-end management investment company that will offer one or more series of shares (each a “Series”), on its own behalf and on behalf of each Series (now existing as well as to future Series) of the Trust (the Trust, Series or future Series, as applicable, a “Fund” and collectively, the “Funds”), and Salient Advisors, L.P. (the “Adviser” and together with the Trust, the “Applicants”), the investment adviser to the Funds, hereby submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the board of trustees of the Trust (the “Board”),1 including a majority of those who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, of the Trust or of the Adviser (the “Independent Trustees”), to take certain actions without obtaining shareholder approval as follows: (i) select certain investment sub-advisers (each a “Sub-Adviser” and collectively, the “Sub-Advisers”)2 to manage all or a portion of the assets of one or more of the Funds pursuant to an investment sub-advisory agreement with each Sub-Adviser (each a “Sub-Advisory Agreement” and collectively, the “Sub-Advisory Agreements”); and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers. Such relief would include, without limitation, the replacement or reinstatement of any Sub-Adviser with respect to which a Sub-Advisory Agreement has automatically terminated as a result of an "assignment," within the meaning of Section 2(a)(4) of the 1940 Act.  Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Funds from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X under the Securities Act of 1933, as amended (“Securities Act”).

Applicants request that the relief sought herein apply to the Applicants, as well as to any future Series and any other existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and (i) is advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser or its successors;3 (ii) uses the manager of managers structure described in this Application (the “Manager of Managers Structure”); and (iii) complies with the terms and conditions set forth herein (each, together with any Fund that currently uses the Manager of

1 The term “Board” also includes the board of trustees or directors of a future Subadvised Fund (as defined below), if different from the board of trustees of the Trust.

2 The requested relief set forth in this Application will not extend to any Sub-Adviser that is an “affiliated person,” as such term is defined in Section 2(a)(3) of the 1940 Act, of a Subadvised Fund (as defined below) or the Adviser other than by reason of serving as Sub-Adviser to a Subadvised Fund (an “Affiliated Sub-Adviser”).

3 For the purposes of the requested order, “successor” is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

Managers Structure, a “Subadvised Fund” and collectively, the “Subadvised Funds”).  The only Trust that will be a registered open-end investment company that currently intends to rely on the requested order is named as an Applicant. The term “Adviser” includes (i) the Adviser, and (ii) any entity controlling, controlled by or under common control with, the Adviser.  If the name of any Subadvised Fund contains the name of a Sub-Adviser, the name of the Adviser that serves as the primary adviser to the Fund will precede the name of the Sub-Adviser.

Applicants are seeking this exemption to enable the Adviser and the Board to obtain for each Subadvised Fund the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage all or a portion of the assets of a Subadvised Fund, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of Subadvised Fund shareholders. Under this Manager of Managers Structure, the Adviser evaluates, allocates assets to and oversees the Sub-Advisers, and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Sub-Advisers.

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that without this relief, the Subadvised Funds may be (i) precluded from promptly and timely hiring Sub-Advisers or materially amending Sub-Advisory Agreements, or (ii) subject to delays and additional expense of proxy solicitation when hiring Sub-Advisers or materially amending Sub-Advisory Agreements considered appropriate by the Adviser and the Board.

II.	BACKGROUND

A.           THE TRUST

The Trust intends to be registered under the 1940 Act as an open-end management investment company and is organized as a Delaware statutory trust under the laws the state of Delaware on.  The Adviser will serve as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Fund of the Trust.

The Trust will offer shares of multiple Series.4  Each Fund may offer shares with its own distinct investment objectives, policies and restrictions. Each of the Funds intends to offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses. As a result, a Fund may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load. In addition, a Fund or any class thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act.

4 Each of the Funds will disclose in its registration statement that it intends to operate using the Manager of Managers Structure and that the Funds intend to seek the exemptions requested herein.  The prospectus for each Subadvised Fund will contain the disclosure required by Condition 1 below at all times subsequent to the approval required by Condition 1 below.

B.           THE ADVISER

The Adviser, a Texas limited partnership owned by Salient Partners, L.P. and registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), will serve as investment adviser to the Trust pursuant to an investment advisory agreement with each Fund (each an “Investment Advisory Agreement” and together the “Investment Advisory Agreements”). The current Adviser’s business address is 4265 San Felipe, Suite 800, Houston, Texas 77027. Any future Adviser also will be registered with the Commission as an investment adviser under the Advisers Act.

Pursuant to the terms of each Investment Advisory Agreement, the Adviser, subject to the oversight of the Board, (i) furnishes a continuous investment program for each Fund; (ii) determines the investments to be purchased, held, sold or exchanged by each Fund and the portion, if any, of the assets of the Fund to be held uninvested; and (iii) makes changes in the investments of each Fund; and (iv) manages, supervises, and conducts the other affairs and business of the Fund and matter incidental thereto. The Adviser also places orders for the purchase and sale of portfolio securities with brokers or dealers selected by the Adviser. The Adviser periodically reviews each Fund’s investment policies and strategies and based on the need of a particular Fund may recommend changes to the investment policies and strategies of the Fund for consideration by its Board.

Consistent with the terms of each Subadvised Fund’s Investment Advisory Agreement, the Adviser may, subject to the approval of the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Fund (if required by applicable law), delegate portfolio management responsibilities of all or a portion of the assets of the Fund to a Sub-Adviser. The Adviser has overall responsibility for the management and investment of the assets of each Fund, and with respect to each Subadvised Fund, the Adviser’s responsibilities include, for example, recommending the removal or replacement of Sub-Advisers, and determining the portion of that Fund’s assets to be managed by any given Sub-Adviser and reallocating those assets as necessary from time to time. The Adviser evaluates, selects and recommends Sub-Advisers to manage the assets (or portion thereof) of Subadvised Funds, monitors and reviews the Sub-Adviser and its performance and its compliance with that Fund’s investment policies and restrictions.

For its services to each Fund, the Adviser receives an investment advisory fee from that Fund as specified in the applicable Investment Advisory Agreement. The investment advisory fees for the current Series of the Trust are expected to be calculated based on the average of the net asset value of the particular Series as of the close of business on each business day during the month (the “Average Daily Net Assets”).  The Sub-Adviser will receive investment advisory fees from the Adviser or the Subadvised Fund on the same basis (but not necessarily the same rate) as the Adviser’s investment advisory fees are calculated for the particular Subadvised Fund managed by that Sub-Adviser. The fee paid to the Sub-Adviser results from the negotiations between the Adviser and the particular Sub-Adviser and is approved by the Board, including a majority of the Independent Trustees.

The terms of the Investment Advisory Agreements comply with Section 15(a) of the 1940 Act. Each Investment Advisory Agreement has been or will be approved by the Board,

including a majority of the Independent Trustees, and by the shareholders of the relevant Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The Applicants are not seeking an exemption from the provisions of the 1940 Act with respect to the Investment Advisory Agreements.

C.           THE SUB-ADVISERS

The Adviser intends to enter into Sub-Advisory Agreements with one or more Sub-Advisers.  Each Subadvised Fund may engage multiple Sub-Advisers to achieve its investment objectives, and each Sub-Adviser seeks to invest the assets allocated to it, which represent a portion of the assets of such Subadvised Fund, in investments consistent with its investment style (e.g., large cap growth, small cap value, intermediate term bond).

The Adviser may also, in the future, enter into Sub-Advisory Agreements on behalf of other Subadvised Funds. Each Sub-Adviser is, and any future Sub-Advisers will be, an investment adviser as defined in Section 2(a)(20) of the 1940 Act as well as registered with the Commission as an “investment adviser” under the Advisers Act. The Adviser selects Sub-Advisers based on the Adviser’s evaluation of the Sub-Adviser’s skills in managing assets pursuant to particular investment styles, and recommends their hiring to the Board. Sub-Advisers recommended to the Board are, and the Sub-Advisers identified above were, selected and initially approved by the Board, including a majority of the Independent Trustees.

The Adviser will engage in an on-going analysis of the continued advisability of retaining these Sub-Advisers and make recommendations to the Board as needed. The Adviser will also negotiate and renegotiate the terms of the Sub-Advisory Agreements, including the fees paid to the Sub-Adviser, with the Sub-Advisers and make recommendations to the Board as needed.

The specific investment decisions for each Subadvised Fund will be made by that Sub-Adviser which has discretionary authority to invest the assets or a portion of the assets of that Subadvised Fund, subject to the general supervision of the Adviser and the Board.

Each Sub-Advisory Agreement will be approved by the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Subadvised Fund in accordance with Sections 15(a) and 15(c) under the 1940 Act and Rule 18f-2 thereunder. In addition, the terms of each Sub-Advisory Agreement comply fully with the requirements of Section 15(a) of the 1940 Act. Each Sub-Advisory Agreement precisely describes the compensation that the Sub-Adviser will receive for providing services to the relevant Subadvised Fund, and provides that (1) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without the payment of any penalty, by the Adviser, the Board or by the shareholders of the relevant Subadvised Fund on not more than sixty days’ written notice to the Sub-Adviser, and (3) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act. The Applicants will continue the shareholder approval process for Sub-Advisory Agreements until such time as the Commission grants the exemptive relief requested herein.

For their services under their respective Sub-Advisory Agreements, each Sub-Adviser receives from the Adviser or the Subadvised Fund a fee based on a percentage of the Average Daily Net Assets of the portion of the Fund’s assets managed by such Sub-Adviser (the “Subadvisory fees”).  The Subadvisory fees are accrued daily and paid monthly.  Each Sub-Adviser, at its discretion, may voluntarily waive all or a portion of its respective Subadvisory fee.  Each Sub-Adviser will bear its own expenses of providing investment management services to the relevant Subadvised Fund.  Where the Adviser is responsible for paying sub-advisory fees to the Sub-Adviser, the Adviser will compensate each Sub-Adviser out of the fee paid to the Adviser under the relevant Investment Advisory Agreement; in other words, such Sub-Advisers are compensated by the Adviser out of the advisory fees the Adviser receives pursuant to the relevant Investment Advisory Agreement (or out of the Adviser’s other assets) and not by the Funds directly.  Subadvised Funds may directly pay advisory fees to Sub-Advisers in the future.

III.	EXEMPTION REQUESTED

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, as well as from certain disclosure requirements applicable to sub-advisory fees, to facilitate the selection and retention of Sub-Advisers and to make material changes to Sub-Advisory Agreements in connection with operating the Subadvised Fund. Under the requested relief, Applicants will obtain the approval of the Board, including a majority of the Independent Trustees, when Sub-Adviser changes are made or when material changes in Sub-Advisory Agreements are made, but approval by shareholders of the applicable Subadvised Fund will not be sought or obtained.5

If the requested order is granted, each Sub-Advisory Agreement will comply with all the provisions required by Section 15(a) of the 1940 Act except obtaining approval by the shareholders of the affected Subadvised Fund, including that it will: (i) precisely describe the compensation to be paid by the Adviser or Subadvised Fund to the Sub-Adviser; (ii) continue in effect for more than two years from the date of its original approval so long as such continuance is specifically approved at least annually by the Board at the time and in the manner required by Section 15(c) of the 1940 Act; (iii) provide, in substance, for the termination at any time, without the payment of any penalty, by the Adviser, the Board or the shareholders of the applicable Subadvised Fund on not more than sixty days’ written notice to the Sub-Adviser; and (iv) provide, in substance, for the automatic termination in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act.

5 The requested relief set forth in this Application will not extend to Affiliated Sub-Advisers.

IV.	APPLICABLE LAW AND DISCUSSION

A.           SHAREHOLDER VOTE

1.           Applicable Law

Section 6(c) of the 1940 Act provides, in pertinent part, that:

The Commission . . . by order upon application, may conditionally or unconditionally exempt any person . . . or any class or classes of persons . . . from any . . . provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

Section 15(a) of the 1940 Act provides, in relevant part, that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company . . . .

Rule 18f-2(c)(1) under the 1940 Act provides, in relevant part, that:

With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter . . . .

Rule 18f-2(c)(2) further provides that:

If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by [paragraph (c)(1) of this section], the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action: Provided, [t]hat the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

Section 2(a)(20) of the 1940 Act defines an "investment adviser" as follows:

"Investment adviser" of an investment company means (A) any person . . . who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities . . . and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) . . . .

Section 15 of the 1940 Act applies to situations where, as here, a subadviser contracts with an investment adviser of an investment company. Accordingly, Sub-Advisers are deemed to be within the statutory definition of an "investment adviser," and the Sub-Advisory Agreements with the Sub-Advisers are subject to Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Advisory Agreements. Therefore, without the exemption applied for herein, the Subadvised Funds: (a) would be prohibited from entering promptly into a new Sub-Advisory Agreement or materially amending an existing contract with a Sub-Adviser; and (b) would be prohibited from continuing the employment of an existing Sub-Adviser whose contract had been assigned as a result of a change in "control" unless the Adviser and the particular Subadvised Fund involved were to incur the costs of convening a special meeting of Subadvised Fund shareholders to approve the Sub-Adviser’s selection and/or the change in the Sub-Advisory Agreement.

For the reasons set forth below and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and, where applicable, Rule 18f-2 thereunder to eliminate the need for the Adviser and the Subadvised Funds to submit Sub-Advisory Agreements to the affected shareholders for approval prior to entering into or materially amending a Sub-Advisory Agreement.

2.           Discussion

Applicants seek relief to permit the Subadvised Fund and/or the Adviser to enter into and materially amend a Sub-Advisory Agreement, subject to the approval of the Board, including a majority of the Independent Trustees, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The Applicants believe that the relief sought should be granted by the Commission because (1) the Adviser either operates or intends to operate each Subadvised Fund in a manner that is different from that of conventional investment companies; (2) the relief will benefit shareholders by enabling each Subadvised Fund to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

(a)           Necessary or Appropriate in the Public Interest

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. In the case of a Subadvised Fund, the Adviser will not normally make the day-to-day investment decisions for the Subadvised Fund.  Instead, the Adviser will establish an investment program for each Subadvised Fund and select, supervise, and evaluate the Sub-Advisers who make the day-to-day investment decisions for each Subadvised Fund.  This is a service that the Adviser believes will add value to the investment of each Subadvised Fund’s shareholders because the

Adviser will be able to select those Sub-Advisers best suited to manage a particular Subadvised Fund in light of the Subadvised Fund’s strategies and the market sectors in which it invests.

From the perspective of the shareholder, the role of the Sub-Adviser is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Sub-Advisers are each charged with the selection of portfolio investments in accordance with a Fund’s investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to the Fund. Applicants believe that shareholders will look to the Adviser when they have questions or concerns about a Subadvised Fund’s management or investment performance, and will expect the Adviser, subject to the review and approval of the Board, to select the Sub-Advisers who are best suited to achieve the Subadvised Fund’s investment objective. Shareholders of traditionally managed investment companies expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser may compensate each Sub-Adviser out of the investment management fee or from other Adviser assets. Under the traditional investment company structure, shareholders do not vote on the selection of individual portfolio managers or changes in their compensation. There is no compelling policy reason why the Subadvised Fund’s shareholders should be required to approve the relationship between the Sub-Advisers and each applicable Subadvised Fund when shareholders of a traditional investment company are not required to approve the substantially equivalent relationship between an investment adviser and its portfolio managers.

In the absence of exemptive relief from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, when a new Sub-Adviser is proposed for retention by a Fund, shareholders of that Subadvised Fund would be required to approve the Sub-Advisory Agreement with that Sub-Adviser. Similarly, if an existing Sub-Advisory Agreement were to be amended in any material respect, the shareholders of the affected Subadvised Fund would be required to approve the change. Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Adviser, the shareholders of the affected Subadvised Fund would be required to approve retaining the existing Sub-Adviser. In all these instances, the need for shareholder approval requires the affected Subadvised Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Fund, and generally necessitates the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Adviser or one whose management team has parted ways with the Sub-Adviser, potentially harmful to the affected Subadvised Fund and its shareholders.

Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Subadvised Fund are paying the Adviser — the selection, supervision and evaluation of the Sub-Advisers — without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Fund’s shareholders and will allow the Subadvised Fund to operate more efficiently. The Trust is not required to hold an annual shareholder meeting. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Subadvised Fund will be able to replace Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent Trustees, and the Adviser believes that a change would benefit a Subadvised Fund and its shareholders.

Without the requested relief, a Subadvised Fund may, for example, be left in the hands of a Sub-Adviser that is unable to manage the Subadvised Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Advisory Agreement. Also, in that situation, or where there has been an unexpected Sub-Adviser resignation or change in control — events that would be beyond the control of the Adviser, the Trust, and the Subadvised Fund — the affected Subadvised Fund may be forced to operate without a Sub-Adviser or with less than optimum number of Sub-Advisers. The sudden loss of the Sub-Adviser could be highly disruptive to the operation of the Subadvised Fund.

(b)           Consistent with the Protection of Investors

Primary responsibility for management of a Subadvised Fund’s assets, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Each Investment Advisory Agreement will remain fully subject to the requirements of Section 15(a) under the 1940 Act and Rule 18f-2 thereunder, including the requirement for approval by shareholders. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Adviser in light of the management structure of the Subadvised Fund, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most able Sub-Advisers. Within this structure, the Adviser is in the better position to make an informed selection and evaluation of a Sub-Adviser than are individual shareholders.

In evaluating the services that a Sub-Adviser will provide to a Subadvised Fund, the Adviser considers certain information, including, but not limited to, the following:

(1)   the advisory services provided by the Sub-Adviser, including the Sub-Adviser’s investment management philosophy and technique and the Sub-Adviser’s methods to ensure compliance with the investment objectives, policies and restrictions of the Subadvised Fund;

(2)   a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Subadvised Fund, and the ability of the Sub-Adviser to attract and retain capable personnel;

(3)   reports setting forth the financial condition and stability of the Sub-Adviser; and

(4)   reports setting forth the Sub-Adviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Sub-Adviser and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.

In addition, the Adviser and the Board consider the Sub-Adviser’s compensation with respect to each Subadvised Fund for which the Sub-Adviser will provide portfolio management services.  The Sub-Adviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by a Subadvised Fund. Accordingly, the Adviser and the Board analyze the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Adviser and the Board consider certain information, including, but not limited to, the following:

(1)   a description of the proposed method of computing the fees and possible alternative fee arrangements;

(2)   comparisons of the proposed fees to be paid by each applicable Subadvised Fund with fees charged by the Sub-Adviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially pooled funds and accounts having similar investment objectives; and

(3)   data with respect to the projected expense ratios of each applicable Subadvised Fund and comparisons with other mutual funds of comparable size.

If the relief requested is granted, shareholders of a Subadvised Fund will receive adequate information about the Sub-Advisers. The prospectus and statement of additional information (“SAI”) for each Subadvised Fund will include all information required by Form N-1A concerning the Sub-Advisers of the applicable Subadvised Fund (except as modified to permit Aggregate Fee Disclosure as defined in this Application). If a new Sub-Adviser is retained or a Sub-Advisory Agreement materially amended, the affected Subadvised Fund’s prospectus and SAI will be supplemented promptly pursuant to Rule 497 under the Securities Act.  If a new Sub-Adviser is appointed, the affected Subadvised Fund would furnish to shareholders all information that would have been provided in a proxy statement (the “Information Statement”), modified to permit Aggregate Fee Disclosure within ninety days of the date that the new Sub-Adviser is appointed. Except for the Aggregate Fee Disclosure, the Information Statement will satisfy the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A of the Exchange Act. In the circumstances described in this Application, a proxy solicitation to approve the appointment of a new Sub-Adviser provides no more meaningful information to shareholders than the proposed Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and (c) of the 1940 Act before entering into or amending a Sub-Advisory Agreement.

3.           Consistent with the Policy and Provisions of the 1940 Act

Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including sub-advisory contracts.6 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.7 The relief sought in this Application is fully consistent with this public policy.

6 See Section 1(b)(6) of the 1940 Act.

7 Hearings on S. 3580 before a Subcomm. Of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

The Investment Advisory Agreement for each Subadvised Fund and Sub-Advisory Agreements with Affiliated Sub-Advisers (if any) will continue to be subject to the shareholder approval requirement of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The prospectus of each Subadvised Fund will disclose that the Adviser is the primary provider of investment advisory services to the Subadvised Fund, and, if the requested relief is granted, that the Adviser may hire or change Sub-Advisers for the Subadvised Fund, as appropriate, and that the Adviser has the ultimate responsibility to oversee Sub-Advisers and recommend to the Board their hiring, termination and replacement. In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Sub-Adviser by the Adviser and the Board. Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. Additionally, if a shareholder of a Subadvised Fund is dissatisfied with the Adviser’s selection of a Sub-Adviser or a material change in a Sub-Advisory Agreement, the shareholder may exchange their shares for those of another Fund or may redeem their shares.

B.           DISCLOSURE OF SUB-ADVISERS’ FEES

1.           Applicable Law

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser...under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory agreement, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i). Together, these provisions may require a Subadvised Fund to disclose the fees paid to a Sub-Adviser in connection with a Sub-Advisory

Agreement or with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X under the Securities Act sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require a Subadvised Fund’s financial statements to disclose information concerning fees paid to a Sub-Adviser, the nature of a Sub-Adviser’s affiliations, if any, with the Adviser, and the names of any Sub-Adviser accounting for 5% or more of the aggregate fees paid to the Adviser.

For the reasons and subject to the conditions below, Applicants seek an order under Section 6(c) of the 1940 Act, to the extent described herein, to permit each Subadvised Fund to disclose (as a dollar amount and a percentage of a Subadvised Fund’s net assets) only (i) the aggregate fees paid to the Adviser and any Affiliated Sub-Advisers, and (ii) the aggregate fees paid to Sub-Advisers other than Affiliated Sub-Advisers (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees paid to each Sub-Adviser pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A of the Exchange Act, and Section 6-07(2)(a), (b) and (c) of Regulation S-X. For a Subadvised Fund that employs an Affiliated Sub-Adviser, the Subadvised Fund will provide separate disclosure of any fees paid to such Affiliated Sub-Adviser.

2.           Discussion

Applicants believe that relief from the foregoing disclosure requirements is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act, and should be granted for the following reasons: (1) the Adviser will operate the Subadvised Funds using the services of one or more Sub-Advisers in a manner different from that of traditional investment companies such that disclosure of the fees that the Adviser pays to each Sub-Adviser will not serve any meaningful purpose; (2) the relief would benefit shareholders by enabling the Subadvised Funds  to operate in a more efficient manner; and (3) Applicants would consent to a number of conditions that adequately address disclosure concerns.

As noted above, the Adviser intends to operate the Subadvised Funds in a manner different from a traditional investment company. By investing in a Subadvised Fund, shareholders are hiring the Adviser to manage the Subadvised Fund’s assets by evaluating, monitoring and recommending Sub-Advisers and allocating assets of the Subadvised Fund among Sub-Advisers rather than by hiring its own employees to manage the assets directly. The Adviser, under the supervision of the Board, is responsible for overseeing the Sub-Advisers and recommending their hiring, termination and replacement. In return, the Adviser receives an advisory fee from each Subadvised Fund. Pursuant to the relevant Sub-Advisory Agreement, the Adviser may compensate a Sub-Adviser or may have the Subadvised Fund compensate the Sub-Adviser directly and reduce the amount of advisory fees it owes the Adviser by the amount of sub-advisory fees it has paid to the Sub-Adviser. Disclosure of the individual fees that the Adviser or Subadvised Fund would pay to a Sub-Adviser does not serve any meaningful purpose since investors pay the Adviser to monitor, evaluate and compensate each Sub-Adviser. Indeed, in a more conventional arrangement, the fees negotiated between the Adviser and the Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Subadvised Fund, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers. There are no policy reasons that require shareholders of the Subadvised Funds to be told the individual Sub-Adviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be told of the particular investment adviser’s portfolio managers’ salaries.8

The requested relief would benefit shareholders of the Subadvised Funds because it would improve the Adviser’s ability to negotiate the fees paid to Sub-Advisers. The Adviser’s ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser. If the Adviser is not required to disclose the Sub-Advisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser’s “posted” amounts. Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser is unlikely to decrease its advisory fee below that amount. The relief will also encourage Sub-Advisers to negotiate lower sub-advisory fees with the Adviser if the lower fees are not required to be made public.

C.           PRECEDENT

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 have been granted previously by the Commission. See, e.g., Pax World Funds Series Trust I and Pax World Management LLC, Release No. 29751 (August 10, 2011) (notice) and 29783 (September 7, 2011) (order) (“Pax World”); Sterling Capital Funds and Sterling Capital Management LLC, Release No. 29713 (July 1, 2011) (notice) and 29738 (July 26, 2011) (order) (“Sterling”); Highland Capital Management, L.P. and Highland Funds I, Release Nos. 29445 (September 27, 2010) (notice) and 29488 (October 26, 2010) (order) (“Highland”); and Northern Lights Fund Trust, et al., Investment Company Release Nos. 29208 (April 16, 2010) (notice) and 29267 (May 12, 2010) (order) (“Northern Lights”).

8 The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund would be required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Subadvised Fund, the SAI will describe the structure and method used to determine the compensation received by a portfolio manager employed by a Sub-Adviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Subadvised Fund, the SAI will describe the structure of, and method used to determine, the compensation received by a Sub-Adviser.

Applicants also note that the Commission has granted substantially the same relief from the disclosure requirements of the rules and forms discussed herein to the applicants in Pax World, Sterling, Highland and Northern Lights.

V.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

(1)           Before a Subadvised Fund may rely on the order requested herein, the operation of the Subadvised Fund in the manner described in this Application will be approved by a majority of the Subadvised Fund’s outstanding voting securities as defined in the 1940 Act, or, in the case of a Subadvised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Subadvised Fund’s shares are offered to the public.

(2)           The prospectus for each Subadvised Fund will disclose the existence, substance and effect of any order granted pursuant to the Application. In addition, each Subadvised Fund will hold itself out to the public as employing a Manager of Managers Structure as described in this Application. The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.

(3)           Within ninety days of the hiring of a new Sub-Adviser, shareholders of the relevant Subadvised Fund will be furnished all information about the new Sub-Adviser that would be included in a proxy statement, except as modified to permit Aggregate Fee Disclosure. This information will include Aggregate Fee Disclosure and any change in disclosure caused by the addition of a new Sub-Adviser. To meet this obligation, each Subadvised Fund will provide its shareholders, within ninety days of the hiring of a new Sub-Adviser, an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act, except as modified by the order to permit Aggregate Fee Disclosure.

(4)           The Adviser will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Subadvised Fund.

(5)           At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

(6)           Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

(7)           Whenever a Sub-Adviser change is proposed for a Subadvised Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that the change is in the best interests of the Subadvised

Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.

(8)           Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

(9)            The Adviser will provide general management services to each Subadvised Fund, including overall supervisory responsibility for the general management and investment of the Subadvised Fund’s assets, and subject to review and approval of the Board, will (i) set the Subadvised Fund’s overall investment strategies, (ii) evaluate, select, and recommend Sub-Advisers to manage all or a portion of the Subadvised Fund’s assets, (iii) allocate and, when appropriate, reallocate the Subadvised Fund’s assets among Sub-Advisers, (iv) monitor and evaluate the Sub-Advisers’ performance, and (v) implement procedures reasonably designed        to ensure that Sub-Advisers comply with the Subadvised Fund’s investment objective, policies and restrictions.

(10)           No Trustee or officer of a Subadvised Fund or director or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser except for (i) ownership of interests in the Adviser or any entity that controls, is controlled by or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by or is under common control with a Sub-Adviser.

(11)           Each Subadvised Fund will disclose in its registration statement the Aggregate Fee Disclosure.

(12)           In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

(13)           The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Subadvised Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable quarter.

(14)           For Subadvised Funds that pay fees to a Sub-Adviser directly from Fund assets, any changes to a Sub-Advisory Agreement that would result in an increase in the total management and advisory fees payable by a Subadvised Fund will be required to be approved by the shareholders of the Subadvised Fund.

VI.	PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Board of the Trust is attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is 4265 San Felipe, Suite 800, Houston, Texas 77027 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

VI.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purpose fairly intended by the policy and provisions of the 1940 Act.

[Signature Page Follows]

SALIENT MF TRUST

By:  /s/ John A. Blaisdell
Name: John A. Blaisdell
Title:  President

SALIENT ADVISORS, L.P.

By:  /s/ John A. Blaisdell
Name:  John A. Blaisdell
Title:  Managing Director

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Exhibit A    Resolutions

Exhibit B    Verifications

EXHIBIT A

Resolutions of the Board of Trustees of Salient MF Trust

Resolved,         That the President, Treasurer, Secretary and Chief Compliance Officer of Salient MF Trust (the “Trust”) be, and they hereby are, and each of them acting individually hereby is, authorized to execute and file with the Securities and Exchange Commission on behalf of the Fund an application pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an order of exemption pursuant to Section 6(c) of the 1940 Act from certain provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and certain disclosure requirements under various rules and forms, to, among other things, hire and fire sub-advisers and amend sub-advisory contracts on behalf of the Fund without shareholder approval (the “Exemptive Application”), in the form discussed at this meeting, with such changes as the officers may approve with the advice of counsel to the Fund, and any amendments thereto, in a form satisfactory to such officers and Fund counsel, the execution and filing of the Exemptive Application and any amendment thereto to be conclusive evidence of the Trustees’ authorization hereby; and further

Resolved,         That the officers of the Trust be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Fund, and under its corporate seal or otherwise, as shall in his judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Fund, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

EXHIBIT B

Verification of Salient Advisors, L.P.

The undersigned states that he has duly executed the attached application dated November 18, 2011 for and on behalf of Salient Advisors, L.P. in his capacity as the Managing Director of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Salient Advisors, L.P.

By:  /s/ John A. Blaisdell
Name:  John A. Blaisdell
Title:  Managing Director

Verification of Salient MF Trust

The undersigned states that he has duly executed the attached application dated November 18, 2011 for and on behalf of Salient MF Trust (the “Trust”), that he is the President of the Trust, that the laws of the jurisdiction of formation or the governing documents of the Trust authorizes a person in the undersigned’s position to sign documents on behalf thereof and that all actions by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Salient MF Trust

By:  /s/ John A. Blaisdell
Name:  John A. Blaisdell
Title:  President

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